      Signed and page numbered in accordance with Rule 0-3(b). Page 1 of 4.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            AW Computer Systems, Inc.
                                (Name of Issuer)

                              Class A Common Shares
                         (Title of Class of Securities)

                                    002448108
                                 (CUSIP Number)

              Vincent G. Vidas, 730 Lippincott Avenue, Moorestown,
                         New Jersey 08057 609-234-6700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  April 7, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Signed and page numbered in accordance with Rule 0-3(b). Page 2 of 4.

CUSIP NO.         002448108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Vincent G. Vidas

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               [  ](a)
                                                                         [  ](b)

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS:
         OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                                                [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         USA


                               7.       SOLE VOTING POWER:

         NUMBER OF                        472,574
           SHARES
        BENEFICIALLY           8.         SHARED VOTING POWER:
       OWNED BY EACH
         REPORTING                        None
        PERSON WITH
                               9.         SOLE DISPOSITIVE POWER:

                                          472,574

                               10.        SHARED DISPOSITIVE POWER:

                                          None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         472,574

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES: [ ]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11):
         6.9%

14.      TYPE OF REPORTING PERSON:
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                      ITEM 1-7 (INCLUDING) EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

      Signed and page numbered in accordance with Rule 0-3(b). Page 3 of 4.

Item 3.  Source and Amount of Funds or Other Consideration

         On April 7, 1997, Mr. Vidas received a grant of options to purchase 100,000 Class A Common Shares (the "Common Shares") in connection with his appointment to the Board of Directors of the Company.

Item 4.  Purpose of Transaction

         Mr. Vidas was granted the option to purchase 100,000 Common Shares in connection with his appointment as a director of the Company. Mr. Vidas' investment in the Company is held as a passive investment. Mr. Vidas may acquire additional shares of the Company if further shares can be acquired upon terms satisfactory to Mr. Vidas. Mr. Vidas intends to review his investment position from time to time. Depending upon such review, market and business conditions and other factors, Mr. Vidas may choose to increase his position, maintain his present level of investment or sell all or a portion of his investment in the Company.

Item 5.  Interest in Securities of the Issuer

         (a) Mr. Vidas beneficially owns 472,574 Common Shares of the Company, including 162,500 shares which Mr. Vidas has the right to acquire within 60 days pursuant to options. Such shares represent 6.9% of such class of securities issued and outstanding on April 7, 1997.

         (b) Mr. Vidas has the sole power to vote or to direct the vote of 310,074 Common Shares. The 162,500 Common Shares held subject to options do not carry any voting rights unless and until the options are exercised. Mr. Vidas has the sole power to dispose or to direct the disposition of 310,074 Common Shares and options to purchase 162,500 Common Shares.

         (c) On April 7, 1997, Mr. Vidas received a grant of options to purchase 100,000 Common Shares in connection with his appointment to the Board of Directors of the Company. The exercise price of each Common Share subject to the options is $0.65 and the term of the options is for a period of five years from the date of grant.

                  Except for the transaction reported above, Mr. Vidas has effected no other transactions in the Common Shares within the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
         None.

Item 7.  Material to be Filed as Exhibits
         None.

      Signed and page numbered in accordance with Rule 0-3(b). Page 4 of 4.

                                    SIGNATURE


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    April 16, 1997                        /s/ Vincent G. Vidas
                                               ---------------------------------
                                               Vincent G. Vidas